Mail Stop 3561

February 13, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Russ George
President/Director
Diatom Corporation
1151 Trition Drive #C
Foster City, California 94404

      Re: Diatom Corporation
              Form 10-KSB
              Filed May 1, 2006
              File No. 00-28429

Dear Mr. George:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief